UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Adds

International Theatrical Distribution Veteran to Team

EXEC JULIE SULTAN EXITS LAKESHORE TO HEAD THEATRICAL FILM SALES

Toronto – April 12, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) TSX:PAE.TO - News) announced today that is has further strengthened its worldwide distribution team by adding industry veteran Julie Sultan as Executive Vice President, International Theatrical Film Sales.  Sultan joins the company from Lakeshore Entertainment where she was Vice President of International Sales.  She will be based at the newly expanded Peace Arch offices in Marina del Rey, California.

Sultan will be responsible for international sales and distribution of the company’s original and acquired feature films.  She will contribute to the company’s strategic planning and to the acquisition of feature films and provide leadership for Peace Arch at film markets and festivals.  Sultan will report to Peace Arch Entertainment President of International Distribution Kevin Byles.

Peace Arch Entertainment Group President John Flock said, “Julie Sultan’s dedication, know-how and history of success in the worldwide theatrical marketplace strengthens our fast-growing international distribution team.  Well respected in the industry, Julie is an ideal match for the global distribution potential of the high profile feature films that we currently have in our production pipeline.”

Sultan leaves Lakeshore Entertainment after six years with the company where she was responsible for international distribution for their motion picture division and their television and home video library.  Previously, she was at NBC Enterprises for four years leaving as Director, International Television & Worldwide Home Video Sales.

Sultan said, “Peace Arch is all about well-cast, high quality independent features, and the company has a vision that I really believe in.  In addition to acquired titles, we plan to produce four to six of these films each year, and I am thrilled to be selling these films to International distributors.  They are going to love our slate.”

Peace Arch Entertainment’s expanding line up of feature films and long-form television programming include two of the favorites at the 2007 Sundance Film Festival, the drama "Chapter 27" starring Jared Leto and Lindsay Lohan, and "Delirious," a comedy starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon.  Peace Arch also recently completed the romantic comedy "Watching The Detectives" which will world premiere at the Tribeca Film Festival, starring Cillian Murphy and Lucy Liu.  The company is currently filming the romantic comedy “The Deal”, starring William H. Macy, Meg Ryan and L.L. Cool J.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada.  For additional information, please visit www.peacearch.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 12, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.